UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 September 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Standard Form TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
          CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

[ X ] An acquisition or disposal of voting rights

[ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] An event changing the breakdown of voting rights

[ ] Other (please specify):

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3):

Goldman Sachs International
Goldman, Sachs & Co.
Goldman Sachs Asset Management, L.P.
Goldman Sachs Trust Company of Delaware

5. Date of transaction (and date on which the threshold is crossed or reached):
30th August 2013

6. Date on which issuer notified:
4th September 2013

7. Threshold(s) that is/are crossed or reached:
4%

8. Notified Details:
A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
IE0001827041		Below 3%
US12626K2033		Below 3%

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
IE0001827041			34,642,658		4.749%
US12626K2033			93,312		0.013%
SUBTOTAL A (based on aggregated voting rights)			34,735,970		4.762%
B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
34,735,970	34,735,970	4.762%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The Goldman Sachs Group, Inc. (parent company); 34,735,970 shares; 4.762%

Goldman Sachs (UK) L.L.C. (Controlled by The Goldman Sachs Group, Inc.); 34,456,114 shares; 4.724%

Goldman Sachs Group Holding (UK) (Controlled by Goldman Sachs (UK) L.L.C.); 34,456,114 shares; 4.724%

Goldman Sachs Holdings (UK) (Controlled by Goldman Sachs Group Holding (UK)); 34,456,114 shares; 4.724%

Goldman Sachs International (Controlled by Goldman Sachs Holdings (UK)); 34,456,114 shares; 4.724%

Goldman Sachs & Co. (Controlled by The Goldman Sachs Group, Inc.)

Goldman Sachs Asset Management L.P (Controlled by The Goldman Sachs Group, Inc.)

The Goldman Sachs Trust Company, National Association (Controlled by The Goldman Sachs Group, Inc.)

The Goldman Sachs Trust Company of Delaware (Controlled by The Goldman Sachs Trust Company, National Association)

10. In case of proxy voting:
N/A

11. Additional information:

Done in London on 3rd September 2013

12. Contact name:

Neil Colgan
Company Secretary

13. Contact telephone number:
+353 1 634 4340

CRH public limited company
(Registrant)

Date: 04 September 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director